Exhibit 99.1

NEWS RELEASE

March 28, 2019 - For Immediate Release

Great Panther Announces Resignation of Director

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) reports that Dr. Nicole Adshead-Bell has resigned from the Company’s Board of Directors effective today.

“On behalf of Great Panther and our shareholders, I would like to thank Nikki for her support and contributions in respect of Great Panther’s acquisition of Beadell Resources Limited. As the CEO and Managing Director of Beadell, she saw the strong merits of the combination and worked tirelessly to achieve a deal that was in the best interests of our respective shareholders,” stated R.W. (Bob) Garnett, Chair of Great Panther. “We wish her great success in her future endeavours.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is a growth-oriented intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in early 2019.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:      1 888 355 1766

Tel:               +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com